Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE


LabCorp Contact:             336-436-4855
                             Pamela Sherry
LabCorp Shareholder Direct:  800-LAB-0401
                             www.labcorp.com

EXACT Sciences Contact:      Amy Hedison
                             978-897-2800, ext. 252
                             ahedison@exactsciences.com

EXACT SCIENCES AND LABORATORY CORPORATION OF
AMERICA SIGN LICENSING AGREEMENT FOR TESTING
SERVICES BASED UPON EXACT SCIENCES' GENOMICS-
BASED TECHNOLOGIES

Burlington, NC - July 11, 2001 - EXACT Sciences Corporation
(NASDAQ: EXAS) and Laboratory Corporation of America-Registered
Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:LH) announced today that they have signed an agreement for the licensing of EXACT Sciences' proprietary genomics-based technologies to LabCorp.
Under the agreement, for a specified period of time, LabCorp will be the only national clinical laboratory to offer testing services based on certain of EXACT Sciences' proprietary technologies for the detection of colorectal cancer. As part of the licensing arrangement, EXACT Sciences will receive an upfront payment and licensing fees on the amount of testing performed.

LabCorp will utilize its specialty sales force to offer testing for the detection of colorectal cancer based on EXACT Sciences' technologies.
The first testing services offered by LabCorp using these technologies will be to detect the presence of cancer in those patients who are predisposed to a syndrome known as Hereditary Non-Polyposis
Colorectal Cancer (HNPCC). EXACT Sciences recently introduced its PreGen-26-Trademark- test for the HNPCC market, which is based on the same proprietary genomics-based technology as that licensed to LabCorp. Over time, EXACT Sciences and LabCorp expect to offer broader testing services based on EXACT Sciences' proprietary genomics-based technologies to the larger high-risk and average-risk populations.

"We are extremely pleased to be working with LabCorp on the commercialization of the technologies that form the basis of our PreGen-Trademark- tests," said Don Hardison, EXACT Sciences' President and
CEO. "LabCorp is a pioneer in offering DNA-based molecular testing services, and we cannot think of a better partner to help us introduce our proprietary genomics-based technologies into the national marketplace. With LabCorp's experience in esoteric and molecular testing, as well as its extensive distribution network, we believe we will have a significant impact on reducing mortality from colorectal cancer by expanding the availability of our genomics-based technologies to detect cancer."

"We are confident that this is the beginning of a long and mutually beneficial relationship," stated Tom Mac Mahon, LabCorp's Chairman and
CEO. "We believe that the future of the clinical laboratory business lies in the area of genomics-based technologies and are therefore very excited to be working with a pioneer such as EXACT Sciences. The signing of this agreement is a fundamental part of LabCorp's strategic plan to be the leading provider of esoteric testing services in the country."

About EXACT Sciences Corporation:

EXACT Sciences Corporation is an applied genomics company that has developed proprietary technologies that may be used for the early detection of several common cancers.  EXACT Sciences has selected colorectal cancer as the first application of its technologies. Colorectal cancer is the most deadly cancer among non-smokers, and is curable if detected early. Despite the availability of colorectal cancer screening and diagnostic tests for more than 20 years, the rate of early detection of colorectal cancer remains low. EXACT Sciences believes its genomics-
based technologies will enable early detection of colorectal cancer so that more people can be effectively treated. Founded in 1995, EXACT
Sciences is based in Maynard, Mass.  Detailed information on EXACT
Sciences can be found on the World Wide Web at
www.exactsciences.com.   Information on EXACT Sciences also is
available at 866-IR4-EXAS.

About Laboratory Coporation of America:

The first clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-
Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. LabCorp's National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents, and its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to a variety of risks and uncertainties, many of which are beyond EXACT Sciences' and LabCorp's control. These risks and uncertainties could cause actual results to differ materially from those
contemplated in these forward-looking statements.   Existing and
prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
EXACT Sciences and LabCorp undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise. For additional information regarding the risks faced by EXACT Sciences, see the disclosure contained in EXACT Sciences' public filings with the Securities and Exchange Commission including, without limitation, its Form 10-K for the year ended December 31, 2000 and subsequent Forms
10-Q; for the risks faced by LabCorp, see the disclosure contained in LabCorp's public filings with the Securities and Exchange Commission including, without limitation, its Form 10-K for the year ended December
31, 2000 and subsequent Forms 10-Q.